UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10962

CALLAWAY GOLF COMPANY

401(k) RETIREMENT INVESTMENT PLAN

(Exact name of registrant as specified in its charter)

Callaway Golf Company

2180 Rutherford Road

Carlsbad, California 92008

(760) 931-1771

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Plan Interests under the Callaway Golf Company 401(k) Retirement Investment Plan

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

* Effective January 1, 2006, participants in the Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”) could no longer make contributions under the Plan in the common stock of Callaway Golf Company. Effective December 28, 2006, investments in the common stock of Callaway Golf Company held in the Plan were frozen and such common stock was sold thereafter by the Plan trustee.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Callaway Golf Company 401(k) Retirement Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: JUNE 15, 2007	CALLAWAY GOLF COMPANY 401(K) RETIREMENT INVESTMENT PLAN

	By:	/s/ Christopher O. Carroll
Christopher O. Carroll, Member of the Plan Committee and Senior Vice President, Human Resources, Callaway Golf Company